UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12364

HSBC Bank plc

(Exact name of registrant as specified in its charter)

8 Canada Square, London E14 5HQ, England

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, £1.00 nominal value

Zero Coupon Callable Accreting Notes due September 27, 2042

Capped Leveraged Buffered S&P 500® Index-Linked Notes due September 24, 2025

Digital S&P 500® Index-Linked Notes due September 24, 2025

Digital S&P 500® Index-Linked Notes due October 15, 2025

Capped Leveraged Buffered S&P 500® Index-Linked Notes due October 15, 2025

Digital S&P 500® Index-Linked Notes due October 22, 2025

Leveraged Buffered Capped Basket-Linked Notes due October 24, 2025

Capped Leveraged Buffered MSCI EAFE® Index-Linked Notes due November 7, 2025

Digital EURO STOXX 50® Index-Linked Notes due November 7, 2025

Digital EURO STOXX 50® Index-Linked Notes due November 14, 2025

Digital MSCI EAFE® Index-Linked Notes due November 21, 2025

Capped Leveraged Index Return Notes® Linked to the Invesco S&P 500® Equal Weight ETF due November 21, 2025

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index due November 21, 2025

Capped Leveraged Buffered MSCI EAFE® Index-Linked Notes due December 1, 2025

Digital S&P 500® Index-Linked Notes due December 3, 2025

Capped Leveraged Buffered S&P 500® Index-Linked Notes due December 10, 2025

Capped Leveraged Buffered S&P 500® Index-Linked Notes due December 18, 2025

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index due December 22, 2025

Digital S&P 500® Index-Linked Notes due January 7, 2026

Digital S&P 500® Index-Linked Notes due January 14, 2026

Digital S&P 500® Index-Linked Notes due January 21, 2026

Digital S&P 500® Index-Linked Notes due January 22, 2026

Digital S&P 500® Index-Linked Notes due February 4, 2026

Digital S&P 500® Index-Linked Notes due February 5, 2026 (CUSIP no. 40442B5T0)

Digital S&P 500® Index-Linked Notes due February 5, 2026 (CUSIP no. 40442B5P8)

Digital S&P 500® Index-Linked Notes due February 5, 2026 (CUSIP no. 40442B5U7)

Capped Leveraged Buffered S&P 500® Index-Linked Notes due February 11, 2026

Digital EURO STOXX 50® Index-Linked Notes due February 20, 2026

Capped Leveraged Buffered S&P 500® Index-Linked Notes due February 25, 2026

Capped Leveraged Buffered S&P 500® Index-Linked Notes due February 4, 2026

Digital MSCI EAFE® Index-Linked Notes due February 27, 2026

Leveraged Capped S&P 500® Index-Linked Notes due March 13, 2026

Capped Leveraged Buffered MSCI EAFE® Index-Linked Notes due March 13, 2026

Capped Leveraged Index Return Notes® Linked to the Invesco S&P 500® Equal Weight ETF due March 27, 2026

Capped Leveraged Buffered S&P 500® Index-Linked Notes due April 22, 2026 (CUSIP no. 40442B5V5)

Capped Leveraged Buffered S&P 500® Index-Linked Notes due April 22, 2026 (CUSIP no. 40442B6C6)

Capped Leveraged Buffered S&P 500® Index-Linked Notes due April 22, 2026 (CUSIP no. 40442B6L6)

Digital S&P 500® Index-Linked Notes due May 6, 2026 (CUSIP no. 40442B4Y0)

Digital S&P 500® Index-Linked Notes due May 6, 2026 (CUSIP no. 40442B5G8)

Digital S&P 500® Index-Linked Notes due May 13, 2026

Callable Notes with Contingent Return Linked to the Russell 2000 ® Index due February 22, 2027

Autocallable Contingent Income Barrier Notes with Memory Coupon Linked to the Least Performing of the Equity Securities of Target Corporation and Southwest Airlines Co., due February 22, 2027

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d)
remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, £1.00 nominal value: 1
Zero Coupon Callable Accreting Notes due September 27, 2042: 1

Capped Leveraged Buffered S&P 500® Index-Linked Notes due September 24, 2025: 2

Digital S&P 500® Index-Linked Notes due September 24, 2025: 3

Digital S&P 500® Index-Linked Notes due October 15, 2025: 2

Capped Leveraged Buffered S&P 500® Index-Linked Notes due October 15, 2025: 2

Digital S&P 500® Index-Linked Notes due October 22, 2025: 6

Leveraged Buffered Capped Basket-Linked Notes due October 24, 2025: 2

Capped Leveraged Buffered MSCI EAFE® Index-Linked Notes due November 7, 2025: 1

Digital EURO STOXX 50® Index-Linked Notes due November 7, 2025: 1

Digital EURO STOXX 50® Index-Linked Notes due November 14, 2025: 1

Digital MSCI EAFE® Index-Linked Notes due November 21, 2025: 3

Capped Leveraged Index Return Notes® Linked to the Invesco S&P 500® Equal Weight ETF due November 21, 2025: 7

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index due November 21, 2025: 8

Capped Leveraged Buffered MSCI EAFE® Index-Linked Notes due December 1, 2025: 1

Digital S&P 500® Index-Linked Notes due December 3, 2025: 3

Capped Leveraged Buffered S&P 500® Index-Linked Notes due December 10, 2025: 4

Capped Leveraged Buffered S&P 500® Index-Linked Notes due December 18, 2025: 5

Capped Leveraged Index Return Notes® Linked to the Russell 2000® Index due December 22, 2025: 6

Digital S&P 500® Index-Linked Notes due January 7, 2026: 6

Digital S&P 500® Index-Linked Notes due January 14, 2026: 4

Digital S&P 500® Index-Linked Notes due January 21, 2026: 4

Digital S&P 500® Index-Linked Notes due January 22, 2026: 6

Digital S&P 500® Index-Linked Notes due February 4, 2026: 3

Digital S&P 500® Index-Linked Notes due February 5, 2026 (CUSIP no. 40442B5T0): 1

Digital S&P 500® Index-Linked Notes due February 5, 2026 (CUSIP no. 40442B5P8) : 2

Digital S&P 500® Index-Linked Notes due February 5, 2026 (CUSIP no. 40442B5U7) : 2

Capped Leveraged Buffered S&P 500® Index-Linked Notes due February 11, 2026: 1

Digital EURO STOXX 50® Index-Linked Notes due February 20, 2026: 1

Capped Leveraged Buffered S&P 500® Index-Linked Notes due February 25, 2026: 3

Capped Leveraged Buffered S&P 500® Index-Linked Notes due February 4, 2026: 2

Digital MSCI EAFE® Index-Linked Notes due February 27, 2026: 1

Leveraged Capped S&P 500® Index-Linked Notes due March 13, 2026: 1

Capped Leveraged Buffered MSCI EAFE® Index-Linked Notes due March 13, 2026: 1

Capped Leveraged Index Return Notes® Linked to the Invesco S&P 500® Equal Weight ETF due March 27, 2026: 6

Capped Leveraged Buffered S&P 500® Index-Linked Notes due April 22, 2026 (CUSIP no. 40442B5V5) : 2

Capped Leveraged Buffered S&P 500® Index-Linked Notes due April 22, 2026 (CUSIP no. 40442B6C6): 3

Capped Leveraged Buffered S&P 500® Index-Linked Notes due April 22, 2026 (CUSIP no. 40442B6L6): 3

Digital S&P 500® Index-Linked Notes due May 6, 2026 (CUSIP no. 40442B4Y0): 1

Digital S&P 500® Index-Linked Notes due May 6, 2026 (CUSIP no. 40442B5G8): 10

Digital S&P 500® Index-Linked Notes due May 13, 2026: 8

Callable Notes with Contingent Return Linked to the Russell 2000 ® Index due February 22, 2027: 3

Autocallable Contingent Income Barrier Notes with Memory Coupon Linked to the Least Performing of the Equity Securities of Target Corporation and Southwest Airlines Co., due February 22, 2027: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, HSBC Bank plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 19, 2025	By:	/s/ Kavita Mahtani
Name: Kavita Mahtani
Title: Chief Financial Officer, HSBC Bank plc

[Signature Page to Form 15]